

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

Via E-mail
John Kozlowski
Chief Financial Officer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA 19136

Re: Lannett Company, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2019
Exhibit No. 10.58 - Cediprof Agreement
Exhibit No. 10.59 - Sinotherapeutics Distribution and Supply Agreement
Filed November 7, 2019
File No. 001-31298

Dear Mr. Kozlowski:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance